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Pricing Supplement dated January 25, 2005 	                Rule 424(b)(3)
(To Prospectus dated April 2, 2004 and	                   File No. 333-113680
Prospectus Supplement dated April 2, 2004)

	              TOYOTA MOTOR CREDIT CORPORATION

	        Medium-Term Note, Series B - Step-Up Fixed Rate

________________________________________________________________________________

Principal Amount:  $25,000,000	           Trade Date: January 25, 2005
Issue Price: See "Additional Terms of      Original Issue Date: February 4, 2005
  the Notes - Plan of Distribution"
Interest Rate: See "Additional Terms 	   Net Proceeds to Issuer:  $25,000,000
  of the Notes - Interest"
Interest Payment Dates: Each February 4    Principal's Discount or Commission:
  and August 4, commencing August 4, 2005     See "Additional Terms  of the
Stated Maturity Date: February 4, 2025        Notes - Plan of Distribution"

________________________________________________________________________________


Day Count Convention:
   [X]  30/360 for the period from February 4, 2005 to February 4, 2025
   [ ]  Actual/365 for the period from   	        to
   [ ]  Other (see attached)                       to

Redemption:
   [ ]	The Notes cannot be redeemed prior to the Stated Maturity Date.
   [X]	The Notes may be redeemed prior to Stated Maturity Date.
        Initial Redemption Date: August 4, 2006.  See "Additional Terms of the
          Notes - Redemption"
        Initial Redemption Percentage: 100%
        Annual Redemption Percentage Reduction: Not Applicable

Repayment:
   [X]	The Notes cannot be repaid prior to the Stated Maturity Date.
   [ ]	The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.
        Optional Repayment Date(s):
        Repayment Price:     %

Currency:
   Specified Currency:  U.S. dollars
       (If other than U.S. dollars, see attached)
   Minimum Denominations:
       (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:  [ ]  Yes     [X] No
   Total Amount of OID:
   Yield to Maturity:
   Initial Accrual Period:

Form:  [X] Book-entry            [ ] Certificated

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	                      ___________________________

                             Citigroup Global Markets Inc.

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	                     ADDITIONAL TERMS OF THE NOTES

Redemption

           The Notes are subject to redemption by TMCC, in whole or from time to time in part in increments of $1000, on the Initial Redemption Date stated above and on each Interest Payment Date thereafter subject to not less than 30 nor more than 60 days' prior notice. If less than all the Notes are to be redeemed, the particular Notes to be redeemed shall be selected by the Trustee, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions of the principal amount of the Notes.

Interest

           The Interest Rate on the Notes will be equal to 4.25% per annum from and including the Original Issue Date to but excluding February 4, 2009. On February 4, 2009, the Interest Rate on the Notes will be reset to 4.75% per annum from and including February 4, 2009 to but excluding February 4, 2013. On February 4, 2013, the Interest Rate on the Notes will be reset to 6.00% per annum from and including February 4, 2013 to but excluding February 4, 2017.
On February 4, 2017, the Interest Rate on the Notes will be reset to 7.00% per annum from and including February 4, 2017 to but excluding February 4, 2021.
On February 4, 2021, the Interest Rate on the Notes will be reset to 8.00% per annum from and including February 4, 2021 to but excluding the Stated Maturity Date. The dates February 4, 2009, February 4, 2013, February 4, 2017 and February 4, 2021 are each referred to as a "Step-Up Date."

Plan of Distribution

          Under the terms of and subject to the conditions of a terms agreement under a Distribution Agreement dated April 2, 2004 between TMCC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. ("Citigroup"), Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated (the "Agreement"), Citigroup, acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at 100% of their principal amount. Citigroup may resell the Notes to one or more investors or to one or more broker-dealers (acting as principal for the purposes of resale) at varying prices related to prevailing market prices at the time of resale, as determined by Citigroup. In connection with the sale of the Notes, Citigroup may be deemed to have received compensation from TMCC in the form of underwriting discounts.

            Under the terms and conditions of the Agreement, Citigroup is committed to take and pay for all of the Notes offered hereby if any are taken.

Certain U.S. Tax Considerations

            The following is a summary of certain U.S. federal income tax consequences of ownership of the Notes. The summary concerns U.S. Holders (as defined in the Prospectus Supplement) who hold the Notes as capital assets and does not deal with special classes of holders such as dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, persons who hold the Notes as a "straddle" or a "hedge" against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, U.S. expatriates or persons treated as residents of more than one country, U.S. Holders whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash, and partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons holding the Notes through any such entities.

            The discussion below is based on existing provisions of the Internal Revenue Code of 1986, as amended, judicial decisions and administrative rulings and pronouncements, and existing and proposed Treasury Regulations, including regulations concerning the treatment of debt instruments issued with original issue discount ("OID"), all of which are subject to alternative construction or to change possibly with retroactive effect. Prospective investors are urged to consult with and rely solely upon their own tax advisors regarding the U.S. federal tax consequences of acquiring, holding and disposing of the Notes, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

            Certain other tax consequences of ownership of the Notes are discussed in the accompanying Prospectus Supplement under the caption "United States Taxation." Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption "United States Taxation" in the Prospectus Supplement.

            U.S. Holders.

            The amount payable with respect to a Note at the applicable Interest Rate should be includible in income by a U.S. Holder as ordinary interest at the time the interest payments are accrued or are received in accordance with such U.S. Holder's regular method of tax accounting.

            Market Discount and Bond Premium. We are not aware of any authority indicating how market discount, if any, should be accrued with respect to debt instruments such as the Notes that provide the issuer with unconditional options that if exercised require payments to be made on the debt instruments under an alternative schedule. We believe that it may be reasonable for a U.S. Holder to accrue any such market discount from the date of purchase until the next Step-Up Date or the Stated Maturity Date, as applicable. Other approaches may be equally or more reasonable, however, and the Internal
Revenue Service could take the position that market discount, if any, on a Note should be accrued over shorter time periods.

            Bond premium, if any, on a Note will be amortized (in the case of U.S. Holders that elect to amortize bond premium) in all events from the date of purchase of the Note until the Stated Maturity Date. If all or any portion of the Notes held by a U.S. Holder is redeemed before the Stated Maturity Date, such U.S. Holder would be allowed to deduct the excess of its adjusted acquisition price for such portion of the Notes over the amount received on redemption.

            Persons that purchase Notes at a price other than their original issue price should consult their own tax advisors about the tax consequences of their purchase.